SECURITIES AND EXCHANGE COMMISSION
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JAN 6 2010
DIVISION OF MARKET REGULATION

SECUR 10025953 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinhan Investment America Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KPMG

GOOD MORNING SHINHAN SECURITIES USA INC.
(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2009

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Good Morning Shinhan Securities USA Inc.:

We have audited the accompanying statement of financial condition of Good Morning Shinhan Securities USA Inc. (the Company), a wholly owned subsidiary of Good Morning Shinhan Securities Co., Ltd., as of March 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Good Morning Shinhan Securities USA Inc. as of March 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 19, 2009

GOOD MORNING SHINHAN SECURITIES USA INC.
(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2009

Assets		
Cash	$	323,943
Certificates of deposit		4,539,601
Commissions receivable		97,291
Accrued interest receivable		33,424
Prepaid taxes		251,201
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $320,960		53,996
Other assets		125,329
Total assets	$	5,424,785
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	111,479
Total liabilities		111,479
Commitments (note 6)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding, 15,000 shares		150
Additional paid-in capital		4,199,850
Retained earnings		1,113,306
Total stockholder's equity		5,313,306
Total liabilities and stockholder's equity	$	5,424,785

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Good Morning Shinhan Securities USA Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Good Morning Shinhan Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority, Inc. (FINRA).

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the United States investing in Asian markets.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(a) Depreciation and Amortization

Furniture, office equipment, and leasehold improvements are stated at cost. Depreciation of furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(b) Commissions receivable

The majority of the commissions receivable are due from the Parent. As of March 31, 2009, the Company also has outstanding commissions receivable of $15,055 from, and a deposit of $25,000 with, a clearing organization.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(Continued)

Beginning with the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, as of April 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. For tax positions not meeting the "more-likely than-not" test, no tax benefit is recorded.

(d) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) Fair Value Measurements

On April 1, 2008, the Company adopted on a prospective basis certain required provisions of Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

In February 2008, the FASB issued the FASB Staff Position (FSP) FAS 157-2, *Effective Date of FASB Statement No. 157*, which deferred the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of SFAS No. 157 did not have a significant impact on the Company's financial statements. The Company did not elect to adopt SFAS No. 157 for nonfinancial assets and nonfinancial liabilities in accordance with FSP FAS 157-2.

Effective April 1, 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides an option that an entity may irrevocably elect fair values as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company did not elect the fair value option for any financial assets and financial liabilities. As such, the adoption of SFAS No. 159 did not have a material impact on the Company's financial condition or results of operations.

(Continued)

(f) Recent Accounting Pronouncements

In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* FSP No. FAS 157-3 clarifies the application of SFAS No. 157 in an inactive market, without changing its existing principles. This FSP was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have a material effect on the Company's statement of financial condition.

In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.* FSP No. FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP No. FAS 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP No. FAS 133-1 and FIN 45-4 did not affect the Company's statement of financial condition.

In January 2009, the FASB issued FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue 99-20,* to achieve more consistent determination of whether other-than-temporary impairments of available-for-sale or held-to-maturity debt securities have occurred. This FSP aligns the impairment model of Issue No. 99-20 with that of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* SFAS No. 115 requires entities to assess whether it is probable that the holder will be unable to collect all amounts due according to the contractual terms. This FSP eliminates the requirement to consider market participants' views of cash flows of a security in determining whether or not impairment has occurred. The FSP is effective for interim and annual reporting periods ending after December 15, 2008 and applied prospectively. The impact of adopting this FSP was not material to the Company's statement of financial condition.

(2) Related-Party Transactions

The Company executes purchases and sales of Korean securities for customers and proprietary positions through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also utilized its cash surplus in the form of certificates of deposit in an affiliated bank. A summary of balances with the Parent and an affiliate as of March 31, 2009 is as follows:

Certificates of deposit	$	2,215,954
Commissions receivable		82,236
Accrued interest on certificates of deposit		20,167

(3) Certificates of Deposit

At March 31, 2009, certificates of deposit amounted to $4,539,601, which mature through September 10, 2009, with interest rates ranging from 3.01% to 4.00% per annum.

(4) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at March 31, 2009 are as follows:

Deferred tax assets:		
Deferred rent	$	26,884
Furniture and equipment, principally due to differences in depreciation		25,909
Total gross deferred tax assets		52,793
Less valuation allowance		—
Net deferred tax assets	$	52,793

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and no valuation allowance was provided at March 31, 2009. The amount of deferred tax assets considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced. The net deferred tax assets are included in other assets in the accompanying statement of financial condition.

FIN 48 requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination based on technical merits of the position. The Company had no unrecognized tax benefits and consequently had not accrued interest and penalties related to thereto at the beginning or end of current fiscal year. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months. New York State and New York City are principally where the Company is subject to state and local income taxes. The Company remains subject to examination for the years 2005 through 2007 for the federal, state, and local jurisdictions.

(Continued)

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under the rule, and the related rules of the NASD, the Company may be required to reduce its business, if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business, if its net capital ratio exceeds 10 to 1.

At March 31, 2009, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $2,536,111. The Company's percentage of aggregate indebtedness to net capital was 4.40%.

(6) Commitments

As of March 31, 2009, the Company was obligated under several noncancelable operating leases for its office space, information, and office equipment, which expire through March 31, 2014. The office lease contains a rent escalation clause for increases in base property taxes and wage rate and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating leases as of March 31, 2009 are as follows:

Year ending March 31:	
2010	$ 366,000
2011	294,000
2012	262,000
2013	258,000
2014	1,000
	$ 1,181,000

(7) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(8) Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. As of March 31, 2009, the Company does not have financial assets and financial liabilities measured at fair value on a recurring basis.

Assets and Liabilities Not Measured at Fair Value on a Recurring or Nonrecurring Basis

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring basis or nonrecurring basis are discussed herein.

The Company estimates fair value amounts of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop estimates of fair value amounts. Accordingly, the estimates presented herein do not necessarily indicate the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimates of fair value amounts.

		Carrying amount	Fair value
Financial assets:			
Certificates of deposit	$	4,539,601	4,539,601
Commissions receivable		97,291	97,291
Accrued interest receivable		33,424	33,424
Financial liabilities:			
Accrued expenses and other liabilities	$	111,479	111,479

The carrying amounts of certificates of deposit, commissions receivable, accrued interest receivable, and accrued expenses and other liabilities approximate fair value because of the short maturity of these instruments.

(Continued)

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2009. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial instruments since that date, and therefore, current estimates of fair values may differ significantly from the amounts presented herein.

Off-Balance-Sheet Risks

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such exposure is not material.

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.